

Mail Stop 3233

August 16, 2017

<u>Via E-Mail</u>
Patrick Liang
President and Chief Executive Officer
17700 Castleton Street, Suite 469
City of Industry, CA 91748

> **Re:** **Forge Innovation Development Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 26, 2017**
> **File No. 333-218248**

Dear Mr. Liang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2017 letter.

<u>Where You Can Find More Information</u>

<u>Reports to security holders, page 24</u>

1. We note your response to comment 2. We also note your disclosure on page 24 in which you state that "[w]e incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act from the date of this prospectus to the completion of the offering of the securities registered pursuant to this prospectus." Please remove all references in your registration statement to your ability to incorporate by reference.

Financial Statements and Exhibits

Statement of Operations, page F-13

2. We have considered your response to our prior comment 3 and your statement that the Promissory Note is secured by a Deed of Trust to Chicago Title Company. Please explain to us how you determined this arrangement is the equivalent of an irrevocable financial instrument as contemplated by ASC Topic 360-20-40-11. In that regard, please clarify for us whether the Deed of Trust represents an obligation of Chicago Trust Company to you for the full amount of the Promissory Note. Your response should also address whether Chicago Trust Company is responsible to you for any shortfall should the proceeds from the sale of the property fail to cover the full amount of the Promissory Note.

Statement of cash flows, unaudited, page F-14

3. The above comment notwithstanding, please revise your unaudited statement of cash flows for the three months ended March 31, 2017 to report the gain on sale of the land as an adjustment to operating cash flows. Also, please report the components of the transaction as non-cash items in the supplemental disclosures of cash flow information.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: William B. Barnett, Esq. (Via E-Mail)
        Barnett & Linn